6350 South 3000 East Salt Lake City, Utah 84121	801.947.3100 phone 801.944.4629 fax

February 3, 2011

Andrew Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Re:                             Overstock.com, Inc.
Form 10-Q for the Quarterly Period Ended September 30, 2010
Filed October 29, 2010
File No. 000-49799

Dear Mr. Mew:

Below are the responses of Overstock.com, Inc. (the “Company,” “we”, “us”, or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 11, 2011, with respect to the Company’s Form 10-Q for the Quarterly Period Ended September 30, 2010 filed with the Commission on October 29, 2010, File No. 000-49799.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Mr. Andrew Mew

February 3, 2011

Form 10-Q for the quarterly period ended September 30, 2010

2. Accounting Policies, page 7

Sales returns allowance, page 12

1.              We read your response to comments one and two to our letter dated December 13, 2010. Please address the following:

•                  Refer to number 28 and Exhibit 1 of your response letter dated July 9, 2010. Your Exhibit 1 is entitled, “Estimate of Sales Returns compared to Actual Sales Returns Experience.” Please provide to us a roll-forward of this schedule throughout each quarterly period in fiscal 2010. Further, please revise the schedule to add the first quarter of fiscal 2007.

In Exhibit 1, we have presented the requested additional information.

We have not provided amounts for Q4 2010 as we have not filed our 2010 Form 10-K at this time.

•                  Please supplement this schedule with an analysis which shows the following: 1) the calculation of the difference between your sales returns estimate recorded at the end of the current quarter compared to your actual experience in the subsequent quarter; and 2) on a cumulative quarterly basis, any over or under accrual in your quarterly allowance for sales returns beginning in fiscal 2007 throughout the end of fiscal 2010. For example, the cumulative quarterly difference would be calculated every quarter by taking the current quarter’s difference between the estimate recorded and subsequent quarter’s actual returns and adding the prior cumulative quarterly differences between the estimated and actual sales returns. Lastly, explain to us the underlying reasons for any material over or under accruals in your allowance for sales returns observed on a cumulative quarterly basis. If material differences are noted in any quarterly or fiscal year end period, then explain to us how you concluded your allowance for sales returns was reasonable.

In Exhibit 2a and 2b, we have presented the requested information.

We have not provided amounts for Q4 2010 as we have not filed our 2010 Form 10-K at this time.

•                  We note “actual returns processed in subsequent quarters” provided in Exhibit 1 of your December 28, 2010 response reflects returns received in month four or thereafter of the sale. Please confirm that the actual returns processed in subsequent quarters relate to the sales for the quarter indicated

Mr. Andrew Mew

February 3, 2011

in your exhibit. Further, please supplement your table to include a table showing the actual returns processed each month including the month of the sale.

In Exhibit 1 to our letter dated December 28, 2010, the row titled “Actual returns processed in subsequent quarters” relate primarily to sales for the quarter indicated in the column heading, but can also include a small amount of returns from earlier quarters as well. As the row titled “Allowance for returns” to which we are comparing the subsequent actual returns, represents the end of quarter balance sheet allowance amount, we believe this method of comparison is appropriate (e.g., we compare the ending balance sheet allowance amount to subsequent actual returns from sales in all prior periods up to that same balance sheet date). As such, the row titled “Difference” represents the cumulative difference between estimated and subsequent actual sales returns at the end of quarter balance sheet dates.

In Exhibit 3, we have presented the requested supplemental information.

At your request the Company acknowledges that:

1.     the company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.     the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to the undersigned at (801) 947-3242.

Very truly yours,

/s/ Stephen J. Chesnut

Stephen J. Chesnut
Senior Vice President, Finance and Risk Management
Overstock.com, Inc.

Mr. Andrew Mew

February 3, 2011

Exhibits:

Exhibit 1 — Confidential Information to be delivered with Confidential Treatment Rule 83 document.

Exhibit 2a - Confidential Information to be delivered with Confidential Treatment Rule 83 document.

Exhibit 2b- Confidential Information to be delivered with Confidential Treatment Rule 83 document.

Exhibit 3 - Confidential Information to be delivered with Confidential Treatment Rule 83 document.